[Third Point LLC Letterhead]


VIA EMAIL AND FEDERAL EXPRESS

April 27, 2006

Mr. David L. Castaldi
Geoffrey F. Cox, Ph.D
Mr. Peter B. Davis
Mr. Richard A. Harvey, Jr.
Leslie Hudson, Ph.D.
Ms. Linda Jenckes
Mr. Thomas H. McLain
Mr. Stephen G. Sundovar

     c/o Mr. Thomas E. Rathjen
     Vice President, Investor Relations
     Nabi Biopharmaceuticals
     5800 Park of Commerce Boulevard, N.W.
     Boca Raton, Florida 33487

To the Board of Directors of Nabi Biopharmaceuticals:

As you should be aware, Third Point LLC filed a Schedule 13D last week in which we disclosed an 8.4% ownership stake in Nabi, which we have subsequently increased as of today. If you have not read our filing, and the demands that we make therein, I strongly urge you to do so immediately. I'd also encourage each of you to review a history of Third Point's prior "activist investments" to get an idea of how we have approached similar situations in the past (i.e., when we determine that a company has substantial asset value that is not reflected in the stock price due to poor corporate management and board oversight). Any one of these examples may serve as an object lesson for what the Board and Nabi management may expect should we not hear promptly from Tom McLain in regards to the demands made in our Schedule 13D and below.

I would like to expand on some issues raised in our 13D filing, as well as to disclose certain disturbing issues not previously discussed.

1. We are deeply concerned that the company intends to continue to use Lehman as its investment banker, as evidenced by Tom McLain's statements in a Sun-Sentinel article last week. Not only has Lehman presumably presided over, and advised on, many of the company's strategic missteps over the years, we are also concerned that the longstanding relationship between Mr. McLain and the Lehman investment bankers will prevent the company from receiving objective advice that will lead to the creation of maximum shareholder value. We have been informed by certain prospective buyers of Nabi's assets that Nabi's management is "hunkered down" with Lehman, and that certain parties felt stonewalled by both Lehman and Nabi's management during the alleged ongoing process

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     to "explore strategic alternatives" for PhosLo. These same parties were apparently similarly stymied when attempting to contact Mr. McLain and/or Lehman in recent months to express interest in purchasing other Nabi assets. We have also heard that several well-regarded investment banks have recently attempted to call Nabi to pursue business relationships and were not even given the courtesy of a return call from the company. It seems to us that unless the "strategic alternative" being pursued by Lehman and the company is to entrench management and maintain the status quo (which would be supported by the apparent requirement that all participants in the PhosLo process sign restrictive and unusual standstill agreements), Lehman has failed to fulfill its fiduciary duty to Nabi's shareholders. Accordingly, we demand that Nabi immediately retain an investment bank other than Lehman, or in conjunction with Lehman, to explore strategies to maximize shareholder value. We do not believe that such a process would be run earnestly and objectively, based on the issues noted above, without involving a new investment bank.

2. As we also noted in our filing, until a process to maximize shareholder value is undertaken, the company should refrain from selling or partnering on any major assets (unless extraordinary shareholder value would be created from such a transaction), as we believe that there are parties interested in purchasing the entirety of Nabi and that selling or partnering on assets could potentially diminish the interest of these parties. We also believe that all cash proceeds received by Nabi as the result of any asset sales or partnering going forward should promptly be paid to shareholders. Management and the board have demonstrated, over many years, their inability to turn valuable corporate assets into anything but shareholder value destruction and "cash burn." We have no reason to believe that this will change going forward. To the contrary, the $25 million "cash burn" in the first quarter of 2006, and accompanying management commentary congratulating itself for its enhanced focus on shareholder value creation, strikes us as both cautionary and delusional. As such, all proceeds from corporate dispositions or partnering should be distributed immediately to shareholders rather than left in the company for management to dissipate.

3. We are outraged by both the employee retention and option acceleration programs that you recently approved. We believe that the retention program was (a) overly generous, both relative to what other similarly-situated companies have implemented and in light of the value destroyed by this management team; (b) too narrow in terms of the number of employees invited to participate, and too weighted towards rewarding the very managers whose poor performance is responsible for destroying value, when it is the scientific staff who have created the real value, are the ones worthy of reward and who should thus be the primary focus of any retention program; and (c) propitiously timed to profit insiders by following the release of disastrous fourth quarter results, which temporarily depressed the stock price, and coming just ahead of the release of the positive StaphVAX news. As for the decision to accelerate the vesting of all outstanding options, we could understand this decision if Nabi were a company reporting profits and therefore having a public valuation based on a multiple of those earnings. Sadly, however, these are not issues that Nabi need worry about, since the company, as currently managed, has no prospect of making money within any acceptable timeframe - which the just-released first quarter


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     results further reinforce. Thus, unvested options have been accelerated on behalf of company insiders with no plausible benefit to the stockholders.

In closing, I would like to remind the Board of its fiduciary duties to represent the financial interest of Nabi's shareholders, not the pecuniary interest of Nabi's management. Approving the use of incumbent investment bankers who have not served shareholder interests well in the past, and approving option and restricted stock programs that gratuitously enrich management and yourselves at the expense of the company's shareholders, are exactly the types of actions you are legally charged to avoid, not enable. Under your watch this company has had a virtually unbroken record of poor quarterly results (which, not surprisingly, you managed to extend in the first quarter), missed milestones and trial failures - all leading to significant value destruction for the company's shareholders. Should this somehow have escaped you, we will happily furnish you with a timeline demonstrating the repeated disappointments and resultant dreadful stock price performance.

The good news is that, notwithstanding chronic mismanagement, we believe that Nabi today still has (a) significant and coveted assets, and (b) parties interested in buying all or parts of Nabi. Hence, a properly managed sale process could offer some redemption for Nabi's apparently negligent board by recovering substantial value for its shareholders. The long-term strategic plan currently contemplated by management is fraught with far too much execution risk and uncertainty - especially given the track record of this company. Therefore, these valuable assets should be monetized in the near-term for the benefit of the company's owners - and in no case should proceeds from these transactions be reinvested in high-risk development programs (i.e., your current plan), with which you've had no tangible success throughout your tenure overseeing this company.

To reiterate, we insist that new bankers be immediately retained and that a bona fide public sale process be commenced immediately. Anything less than finally creating substantial value for Nabi shareholders, rather than continually paying lip service to it while acting otherwise, is completely unacceptable.

Sincerely,



Daniel S. Loeb
Chief Executive Officer
Third Point LLC


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